Exhibit 2.1

EQUITY PURCHASE AGREEMENT
Dated as of October 3, 2007
between
MAYFAIR RETIREMENT INVESTORS, LLC,
a Tennessee limited liability company, and
MAYFAIR MEDICAL INVESTORS, LLC,
a Tennessee limited liability company
(the Purchaser)
and
CONSOLIDATED RESOURCES HEALTH CARE FUND II,
a Georgia limited partnership
(the Seller)

Page

ARTICLE I	PURCHASE AND SALE	1
Section 1.1	Mayfair Village Interests	1
Section 1.2	Mayfair Nursing Care Interests	1
ARTICLE II	PURCHASE PRICE	1
Section 2.1	Purchase Price for Mayfair Village Interests	1
Section 2.2	Purchase Price for Mayfair Nursing Care Interests2
Section 2.3	Payment of Purchase Price	2
Section 2.4	Working Capital Adjustment	2
ARTICLE III	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES	4
Section 3.1	Organization, Standing and Corporate Power	4
Section 3.2	Capitalization	5
Section 3.3	Authority; Noncontravention	5
Section 3.4	Governmental Approvals	5
Section 3.5	Financial Statements; Undisclosed Liabilities	5
Section 3.6	Absence of Certain Changes	6
Section 3.7	Legal Proceedings	6
Section 3.8	Compliance With Laws; Permits	6
Section 3.9	Tax Matters	6
Section 3.10	Employee Benefits and Labor Matters	7
Section 3.11	Environmental Matters	8
Section 3.12	Properties	8
Section 3.13	Insurance	9
Section 3.14	Intellectual Property	9
Section 3.15	Contracts	10
Section 3.16	Health Care Regulatory Matters	10
Section 3.17	Brokers and Other Advisors	11
ARTICLE IV	REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER	11
Section 4.1	Organization; Standing	11
Section 4.2	Authority; Noncontravention	11

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(continued)
Page

Section 4.3	Governmental Approvals	12
Section 4.4	Capital Resources	12
Section 4.5	Brokers and Other Advisors	12
Section 4.6	Investigation; Acknowledgement; No Additional Representations	12
ARTICLE V	VADDITIONAL COVENANTS AND AGREEMENTS	13
Section 5.1	Conduct of Business	13
Section 5.2	No Solicitation	14
Section 5.3	Reasonable Best Efforts	14
Section 5.4	Public Announcements	16
Section 5.5	Access to Information; Confidentiality	16
Section 5.6	Indemnification and Insurance	16
Section 5.7	Fees and Expenses	17
Section 5.8	Employee Matters	17
Section 5.9	Obligations Arising Under the WARN Act or Similar State Laws	18
Section 5.10	Work Force Retention	18
ARTICLE VI	CONDITIONS PRECEDENT	18
Section 6.1	Conditions to Each Party’s Obligation to Effect the Transactions	18
Section 6.2	Conditions to Obligations of the Purchaser	19
Section 6.3	Conditions to Obligations of Fund II	19
ARTICLE VII	CLOSING	20
Section 7.1	Closing	20
Section 7.2	Closing Deliveries of Fund II	20
Section 7.3	Purchaser Closing Deliveries	21
ARTICLE VIII	TERMINATION	21
Section 8.1	Termination	21
Section 8.2	Effect of Termination	22
ARTICLE IX	INDEMNIFICATION	22
Section 9.1	Agreement of Fund II to Indemnify	22

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(continued)
Page

Section 9.2	Procedures for Indemnification	22
Section 9.3	Defense of Third Party Claims	23
Section 9.4	Settlement of Third Party Claims	24
Section 9.5	Duration	24
Section 9.6	Limitations	24
Section 9.7	Adjustment to Purchase Price	25
ARTICLE X	MISCELLANEOUS	25
Section 10.1	Survival of Representations, Warranties, Covenants and Agreements	25
Section 10.2	Amendment or Supplement	25
Section 10.3	Extension of Time, Waiver, Etc	25
Section 10.4	Assignment	25
Section 10.5	Counterparts; Facsimile	25
Section 10.6	Entire Agreement; No Third-Party Beneficiaries	26
Section 10.7	Dispute Resolution.	26
Section 10.8	Governing Law	27
Section 10.9	Notices	27
Section 10.10	Severability	28
Section 10.11	Definitions	28
Section 10.12	Interpretation	28

-iii-

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT, dated as of October 3, 2007, is by and among Mayfair Retirement Investors, LLC, a Tennessee limited liability company (“MRI”), and Mayfair Medical Investors, LLC, a Tennessee limited liability company (“MMI”)(collectively, MRI and MMI are sometimes referred to herein as the “Purchaser”) and Consolidated Resources Health Care Fund II, a Georgia limited partnership (“Fund II”).  Certain capitalized and other terms used in this Agreement shall have the meanings set forth in Section 10.11.

WHEREAS, Fund II owns a 99.5% general partnership interest in each of: (i) Consolidated Resources Health Care Fund II – Mayfair Village, Ltd., a Georgia limited partnership (“Mayfair Village”); and (ii) Consolidated Resources Health Care Fund II – Mayfair Nursing Care Center, Ltd., a Georgia limited partnership (“Mayfair Nursing Care”);

WHEREAS, upon and subject to the terms and conditions set forth herein, the Purchaser shall purchase all of the issued and outstanding general partnership interests of Mayfair Village and Mayfair Nursing Care owned beneficially and of record by Fund II; and

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1    Mayfair Village Interests.  Subject to the terms and conditions hereof, at the Closing, Fund II shall sell, assign, transfer and deliver to MRI, and MRI shall purchase and acquire from Fund II, all right, title and interest of Fund II in and to the issued and outstanding general partnership interests of Mayfair Village (the “Mayfair Village Interests”), free and clear of all Liens.

Section 1.2    Mayfair Nursing Care Interests.  Subject to the terms and conditions hereof, at the Closing, Fund II shall sell, assign, transfer and deliver to MMI, and MMI shall purchase and acquire from Fund II, all right, title and interest of Fund II in and to the issued and outstanding general partnership interests of Mayfair Nursing Care (the “Mayfair Nursing Care Interests”), free and clear of all Liens.

ARTICLE II

PURCHASE PRICE

Section 2.1            Purchase Price for Mayfair Village Interests.

(a)           Subject to the adjustments as set forth herein, the aggregate amount to be paid for the Mayfair Village Interests shall be Nine Million Seven Hundred Forty Thousand and no/100 Dollars ($9,740,000.00), minus the aggregate amount of Closing Date Indebtedness of Mayfair Village (the “Mayfair Village Purchase Price”).

(b)           On the Closing Date, MRI shall repay or cause to be repaid on behalf of Mayfair Village the Mayfair Village Closing Date Indebtedness, and pay to Fund II the Mayfair Village Purchase Price in accordance with Section 2.3 hereof.

Section 2.2    Purchase Price for Mayfair Nursing Care Interests.

(a)           Subject to the adjustments as set forth herein, the aggregate amount to be paid for the Mayfair Nursing Care Interests shall be Nine Million Two Hundred Sixty Thousand and no/100 Dollars ($9,260,000.00), minus the aggregate amount of Mayfair Nursing Care Closing Date Indebtedness (the “Mayfair Nursing Care Purchase Price”).

(b)           On the Closing Date, MMI shall repay or cause to be repaid on behalf of Mayfair Nursing Care the Mayfair Nursing Care Closing Date Indebtedness and pay to Fund II the Mayfair Nursing Care Purchase Price in accordance with Section 2.3 hereof.

Section 2.3    Payment of Purchase Price.

The Mayfair Village Purchase Price and the Mayfair Nursing Care Purchase Price will be paid in the following manner:

(a)           Concurrently with the execution of this Agreement, Purchaser shall deposit the sum of Two Million Five Hundred Thousand Dollars ($2,500,000.00) (the “Earnest Money Deposit”) with the Escrow Agent, which Ernest Money Deposit shall be applied in accordance with the terms hereof.

(b)           On the Closing Date, the Purchaser shall wire to the Escrow Agent, in immediately available funds to an account designated in writing by Fund II at least three (3) Business Days prior to Closing, an amount equal to the aggregate of the Mayfair Village Purchase Price and Mayfair Nursing Care Purchase Price (the “Aggregate Purchase Price”) less the Earnest Money Deposit set forth above.

Section 2.4    Working Capital Adjustment.

(a)           The parties hereto acknowledge that the consideration to be paid pursuant to Sections 2.1 and 2.2 has been based on the assumption that the Net Working Capital (as defined in Section 2.4(b)) equals the Target Net Working Capital.

(b)           For purposes of this Section 2.4, “Net Working Capital” means (i) the aggregate amount of the current assets of the Companies (“Current Assets”) less (ii) the aggregate amount of the current liabilities (which shall not include current portion of debt to be repaid in connection with the Closing) of the Companies (“Current Liabilities”), in each case excluding intercompany balances and determined in accordance with GAAP applied consistently with Fund II’s historical practices.

(c)           Within 90 days following the Closing Date, the Purchaser will prepare, or cause to be prepared, and deliver to Fund II a calculation of the Net Working Capital as of the close of business on the Closing Date, which shall be set forth in a statement detailing the calculation of the Current Assets and the Current Liabilities (such statement being hereinafter referred to as the “Net Working Capital Statement”), and which shall be prepared in accordance with GAAP and presented in the same manner as the net working capital statement delivered by Fund II to Purchaser no less than 5 days prior to the Closing and subject to Purchaser’s reasonable review and approval.  If Fund II fails to deliver the Purchaser written notice of any disputed amounts within 30 days after Fund II receives the Net Working Capital Statement, then the Net Working Capital Statement shall be deemed to be accepted as is by Fund II and shall become the Final Net Working Capital Statement (as defined in Section 2.4(e) below) for the purposes hereof.  If Fund II delivers the Purchaser written notice of any disputed amounts within such 30 day period, Fund II and the Purchaser shall attempt in good faith to agree on any adjustments that should be made to the Net Working Capital Statement in order to reflect the actual Net Working Capital.

(d)           If the Purchaser and Fund II are unable to resolve any disputed amounts within 30 days after the Purchaser receives notice of the disputed amounts, then within 10 days after such 30 day period, the Purchaser and Fund II will select and engage the Accounting Arbitrator.  The Accounting Arbitrator shall resolve any such disputed matters in accordance with this Agreement, and such resolution shall be final and binding.  The Purchaser and Fund II  shall instruct the Accounting Arbitrator to use commercially reasonable efforts to complete its work within 30 days of its engagement.  The Purchaser and Fund II shall cooperate in good faith with the Accounting Arbitrator so as to permit the Accounting Arbitrator to complete its work in a timely manner.  The fees and expenses of the Accounting Arbitrator shall be shared by Fund II, on the one hand, and the Purchaser on the other, in inverse proportion to the amount in dispute for which each of them is successful.

(e)           The Net Working Capital Statement shall be revised, if necessary, to reflect the final determination of the Net Working Capital (such statement, as revised (if necessary), is referred to herein as the “Final Net Working Capital Statement,” and the Net Working Capital amount determined pursuant to the Final Net Working Capital Statement is referred to herein as the “Final Net Working Capital”).  In the event the Final Net Working Capital is greater than the Target Net Working Capital, then within five (5) days following the determination of the Final Net Working Capital, as an adjustment to the Aggregate Purchase Price, the Purchaser shall pay Fund II by wire transfer of immediately available funds, the amount by which the Final Net Working Capital exceeds the Target Net Working Capital.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES

Fund II represents and warrants to the Purchaser as to itself and each of Mayfair Village and Mayfair Nursing Care that, except as set forth in the disclosure schedule delivered by Fund II to the Purchaser simultaneously with the execution of this Agreement (the “Fund II Disclosure Schedule”):

Section 3.1    Organization, Standing and Corporate Power.

(a)           Fund II is a limited partnership duly organized, validly existing and in good standing under the Laws of the state of Georgia and has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Fund II is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected to have a Company Material Adverse Effect.

(b)           Each of Mayfair Village and Mayfair Nursing Care is a limited partnership duly organized, validly existing and in good standing under the Laws of the state of Georgia and each has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Each of Mayfair Village and Mayfair Nursing Care is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected to have a Company Material Adverse Effect.

(c)           All of the outstanding general partnership interests in Mayfair Village and Mayfair Nursing Care are owned directly by Fund II, free and clear of Liens.

(d)           The outstanding general partnership interests in Mayfair Village and Mayfair Nursing Care can be assigned to the Purchaser without causing a dissolution of either partnership under the laws of the state of Georgia.

Section 3.2    Capitalization.  Section 3.2 of the Fund II Disclosure Schedule sets forth the record holders of all issued and outstanding equity interests of each of Mayfair Village and Mayfair Nursing Care.  There are no outstanding options, warrants or other rights to acquire or receive any equity securities of Mayfair Village or Mayfair Nursing Care or any securities convertible into or exchangeable or exercisable for any such equity securities.  All outstanding equity securities of Mayfair Village and Mayfair Nursing Care have been duly authorized and validly issued and are fully paid.  Neither Mayfair Village nor Mayfair Nursing Care own any equity interests in any Person.

Section 3.3    Authority; Noncontravention.

(a)           Fund II has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions as contemplated by this Agreement.  The execution, delivery and performance by Fund II of this Agreement, and the consummation by it of the Transactions, have been duly authorized by all necessary action of its partners and no other action on its part is necessary to authorize the execution, delivery and performance by Fund II of this Agreement and the consummation by it of the Transactions as contemplated by this Agreement.  This Agreement has been duly executed and delivered by Fund II and constitutes a legal, valid and binding obligation of Fund II, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           Neither the execution and delivery of this Agreement by Fund II nor the consummation by Fund II of the Transactions, nor compliance by Fund II with any of the terms or provisions hereof as contemplated by this Agreement, will (i) conflict with or violate the Charter Documents of Fund II or any Company, (ii) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Fund II or any Company, or (iii) violate or constitute a default under any of the terms, conditions or provisions of any contract, agreement or written document evidencing an obligation (a “Contract”) to which Fund II, Mayfair Village or Mayfair Nursing Care is a party, except, in the case of clauses (ii) and (iii), for such violations or defaults as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.4    Governmental Approvals.  No consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Fund II and the consummation by Fund II of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5    Financial Statements; Undisclosed Liabilities.

(a)           The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis during the period involved.  The Financial Statements fairly present, in all material respects, the financial position and results of operations of Mayfair Village and Mayfair Nursing Care as of the date thereof and for the period then ended.

(b)           Neither Mayfair Village nor Mayfair Nursing Care have any liabilities which, if known, would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except liabilities (i) reflected or reserved against on the balance sheet of Mayfair Village and Mayfair Nursing Care, as applicable as of December 31, 2006 (the “Balance Sheet Date”), (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise in connection with the Transactions, or (iv) as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6    Absence of Certain Changes.  Since the Balance Sheet Date (a) each of Mayfair Village and Mayfair Nursing Care has carried on and operated its business in all material respects in the ordinary course of business and (b) there has not been a Company Material Adverse Effect.

Section 3.7     Legal Proceedings.  There is no pending or, to the Knowledge of Fund II, threatened, legal or administrative proceeding, claim, suit or action against Mayfair Village or Mayfair Nursing Care, nor is there any injunction, order, judgment, ruling or decree imposed upon any of Mayfair Village or Mayfair Nursing Care, in each case, by or before any Governmental Authority, having or that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.8    Compliance With Laws; Permits.  Each of Mayfair Village and Mayfair Nursing Care is in compliance with all laws, statutes, ordinances, codes, rules and regulations, of Governmental Authorities (collectively, “Laws”) that are applicable to it, except for such non-compliance as would not reasonably be expected to have a Company Material Adverse Effect.  Each of Mayfair Village and Mayfair Nursing Care holds all material licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of its business (collectively, “General Permits”), except where the failure to hold the same would not reasonably be expected to have a Company Material Adverse Effect.  Each of Mayfair Village and Mayfair Nursing Care is in compliance with the terms of all General Permits, except for such non-compliance as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9    Tax Matters.  Except for those matters that would not reasonably be expected to have a Company Material Adverse Effect: (i) each of Mayfair Village and Mayfair Nursing Care has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all respects; (ii) all Taxes shown to be due on such Tax Returns have been timely paid; (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against Mayfair Village or Mayfair Nursing Care, which have not been fully paid or adequately reserved in the Financial Statements; and (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of Mayfair Village or Mayfair Nursing Care, and no written notice thereof has been received.  This Section 3.9 constitutes the sole and exclusive representation or warranty of Fund II relating to tax matters applicable to Mayfair Village or Mayfair Nursing Care.

Section 3.10   Employee Benefits and Labor Matters.

(a)           Section 3.10(a) of the Fund II Disclosure Schedule lists (i) each material “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and (ii) all material employment and severance plans, in each case maintained by Mayfair Village and Mayfair Nursing Care or to which Mayfair Village or Mayfair Nursing Care is a party (each, a “Company Plan”).

(b)           Fund II has made available to the Purchaser, with respect to each Company Plan (if applicable), a correct and complete copy of the most recent (i) document constituting the Company Plan, (ii) annual report on Form 5500, if any, (iii) summary plan description for each Company Plan, if any, (iv) trust agreement and insurance or group annuity contract.

(c)           Each Company Plan has been maintained in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, except for any instances of noncompliance that would not reasonably be expected to have a Company Material Adverse Effect.

(d)           All material contributions, premiums and benefit payments under or in connection with the Company Plans that are required to have been made as of the date hereof in accordance with the terms of the Company Plans have been timely made.

(e)           Each Company Plan that is intended to qualify under Section 401(a) of the Code (i) has received a favorable determination or opinion letter to such effect and (ii) to the Knowledge of Fund II, no events have occurred since the date of the most recent determination or opinion letter or application therefor relating to any such Company Plan that would cause the loss of such qualification which is reasonably likely to result in a Company Material Adverse Effect.

(f)           None of the Company Plans is subject to Title IV of ERISA or is a multiemployer plan described in Section 3(37) of ERISA.

(g)           There are no strikes, work slowdowns, work stoppages, lockouts, arbitrations, grievances, unfair labor practice charges or complaints pending or, to the Knowledge of Fund II, threatened with respect to Mayfair Village or Mayfair Nursing Care that in the aggregate would reasonably be expected to have a Company Material Adverse Effect.

(h)           Neither Mayfair Village nor Mayfair Nursing Care is a party to any labor or collective bargaining agreement.

(i)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in any material payment becoming due, or materially increase the amount of any compensation due, to any current or former employee of Mayfair Village or Mayfair Nursing Care, or (ii) materially increase any benefits otherwise payable under any Company Plan.

Section 3.11           Environmental Matters.  Except for those matters that would not reasonably be expected to have a Company Material Adverse Effect, (a) each of Mayfair Village and Mayfair Nursing Care is in compliance with all applicable Environmental Laws, (b) there is no suit, claim, action or investigation relating to or arising under Environmental Laws that is pending or, to the Knowledge of Fund II, threatened against Mayfair Village or Mayfair Nursing Care or any real property owned, operated or leased by them, and (c) neither Fund II, Mayfair Village nor Mayfair Nursing Care has received any written notice of or entered into any order, settlement, judgment, injunction or decree involving outstanding or unresolved obligations, liabilities or requirements relating to or arising under Environmental Laws.  This Section 3.11 constitutes the sole and exclusive representation and warranty of Fund II regarding environmental and health and safety matters, or liabilities or obligations, or compliance with Laws, relating thereto.

Section 3.12   Properties.

(a)           Section 3.12(a) of the Fund II Disclosure Schedule contains a true and complete list of all real property owned by Mayfair Village and Mayfair Nursing Care  (collectively, the “Owned Real Property”).

(b)           Section 3.12(b) of the Fund II Disclosure Schedule contains a true and complete list of all real property leased or subleased by Mayfair Village and Mayfair Nursing Care (collectively, including the improvements thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the street address of such Leased Real Property.  True and complete copies of all contracts or agreements pursuant or subject to which Mayfair Village and

Mayfair Nursing Care occupies or uses any Leased Real Property that involve payments of more than $100,000 annually (collectively, the “Material Real Property Leases”) and that have not been terminated or expired as of the date thereof have been made available to Purchaser.

(c)           Each of Mayfair Village and Mayfair Nursing Care has fee simple title to all Owned Real Property and valid leasehold estates or interests in all Leased Real Property identified as owned or leased by it in Sections 3.12(a) and 3.12(b) of the Fund II Disclosure Schedule free and clear of all Liens, except Permitted Liens.

(d)           To the Knowledge of Fund II, except for the Permitted Liens and except as provided in the Material Real Property Leases, none of the Owned Real Property or the Leased Real Property is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such Owned Real Property or Leased Real Property or any part thereof.

(e)           Each Material Real Property Lease is in full force and effect and constitutes the valid and legally binding obligation of Mayfair Village or Mayfair Nursing Care, as applicable, party thereto, and there is no material default under any Material Real Property Lease either by Mayfair Village or Mayfair Nursing Care, as applicable, party thereto or, to the Knowledge of Fund II, by any other party thereto.

(f)           Neither Fund II, Mayfair Village nor Mayfair Nursing Care has received any written notice of any pending condemnation or eminent domain proceedings that affect any Owned Real Property, and to the Knowledge of Fund II there are no threatened condemnation or eminent domain proceedings with respect to any Owned Real Property.

(g)           Mayfair Village and Mayfair Nursing Care have (i) valid leasehold interests in (in the case of leasehold interests in personal property) or (ii) good title to (in the case of all other personal property), all of their respective personal property, free and clear of all Liens other than Permitted Liens.  All of such material tangible personal property is in good condition and repair, ordinary wear and tear excepted, and is usable in the ordinary course of business of Mayfair Village and Mayfair Nursing Care, as applicable, as conducted on the date hereof.

Section 3.13    Insurance.  All material insurance policies maintained by Mayfair Village and Mayfair Nursing Care, in the reasonable judgment of management of Mayfair Village and Mayfair Nursing Care, as applicable, (a)  provide coverage for all normal risks incident to the business of Mayfair Village and Mayfair Nursing Care, as applicable, and (b) are in character and amounts that are reasonable in light of the business of Mayfair Village and Mayfair Nursing Care, as applicable, except for any such failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.14   Intellectual Property.

(a)           Each of Mayfair Village and Mayfair Nursing Care owns or has the right to use all (i) trademarks, service marks, trade names, and Internet domain names, (ii) patents, registrations, and applications therefor and (iii) published and unpublished works of authorship, whether copyrightable or not, including computer software programs, applications, source code and object code, and databases and other compilations of information, copyrights in and to the foregoing (the items described in the foregoing clauses (i) through (iii) collectively being referred to as “IP Rights”) that are used in the conduct of their respective businesses as currently conducted, except for any such failures to own or have the right to use such IP Rights that would not reasonably be expected to have a Company Material Adverse Effect.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i)           Fund II has no Knowledge of any written claims (A) that the conduct of the business of Mayfair Village and Mayfair Nursing Care, as applicable, as currently conducted infringes or otherwise violates any material IP Rights of any other Person; (B) against the use by Mayfair Village and Mayfair Nursing Care, as applicable, of any material IP Right used in their respective businesses as currently conducted; (C) challenging the ownership, validity or enforceability of any of the material IP Rights owned by Mayfair Village and Mayfair Nursing Care, as applicable (collectively, the “Company IP Rights”) or any material IP Rights owned or held by third parties (collectively, the “Third-Party IP Rights”) exclusively licensed or otherwise transferred to Mayfair Village and Mayfair Nursing Care, as applicable; or (D) challenging the right to use of any material Third-Party IP Rights held by Mayfair Village and Mayfair Nursing Care, as applicable;

(ii)           to the Knowledge of Fund II, there is no unauthorized use, infringement or other violation of any material Company IP Rights or Third-Party IP Rights held exclusively by Mayfair Village and Mayfair Nursing Care, as applicable, by any Person; and

(iii)           to the Knowledge of Fund II, all material Company IP Rights and Third-Party IP Rights held exclusively by Mayfair Village and Mayfair Nursing Care, as applicable, are valid and enforceable.

Section 3.15    Contracts.  Neither Mayfair Village nor Mayfair Nursing Care is a party to or bound by any Contract that purports to limit in any material respect either the type of business in which Mayfair Village or Mayfair Nursing Care, as applicable, may engage or the manner or locations in which any of them may so engage in any business.  All material Contracts to which Mayfair Village or Mayfair Nursing Care is a party are (subject to the Bankruptcy and Equity Exception) legal, valid, binding and enforceable in accordance with their respective terms with respect to Mayfair Village or Mayfair Nursing Care, as applicable, and, to the Knowledge of Fund II, each other party to such Contracts.  There is no existing default or breach of or by Mayfair Village or Mayfair Nursing Care, as applicable, under any such Contract (or event or condition that, with notice or lapse of time or both would constitute a default or breach) and, to the Knowledge of Fund II, there is no such default or breach (or event or condition that, with notice or lapse of time or both, would constitute a default or breach) with respect to any third party to any such Contract, except in each case any such default or breach that, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.16          Health Care Regulatory Matters.

(a)           Section 3.16(a) of the Fund II Disclosure Schedule sets forth a true and correct list of each Health Care Facility.

(b)           Each Health Care Facility is being operated in compliance in all respects with all Health Care Legal Requirements applicable thereto, except for such non-compliance as would not reasonably be expected to have a Company Material Adverse Effect.  Neither Mayfair Village nor Mayfair Nursing Care has received written notice from a Governmental Authority that it is subject to any action, proceeding, suit, investigation or sanction by or on behalf of any Governmental Authority or any other Person brought pursuant to any Health Care Legal Requirement, nor, to the Knowledge of Fund II, has any such action, proceeding, suit, investigation or sanction been threatened.

(c)           Each of Mayfair Village and Mayfair Nursing Care is operating so as to comply in all respects with all applicable contractual obligations, billing policies, procedures, limitations and restrictions of any Health Care Program, except for such non-compliance as would not reasonably be expected to have a Company Material Adverse Effect.  Each of Mayfair Village and Mayfair Nursing Care holds all the Health Care Permits necessary for the lawful conduct of its business, except where the failure to hold the same would not reasonably be expected to have a Company Material Adverse Effect.  Each of Mayfair Village and Mayfair Nursing Care is in compliance with the terms of the Provider Agreements under which it is presently receiving payments, except for such non-compliance as would not reasonably be expected to have a Company Material Adverse Effect.

(d)           No Health Care Facility had any material deficiencies at level G or above on its most recent survey (standard or complaint) or has been cited with any Immediate Jeopardy or substandard quality of care deficiencies (as that term is defined in Part 488 of 42 C.F.R. and implementing policies and procedures), nor has any Health Care Facility been cited for any deficiency that would result in a denial of payment for new admissions, civil monetary penalty, termination, loss of Health Care Permits or Provider Agreements, decertification or debarment, with no opportunity to correct prior to termination, for which an acceptable plan of correction has not been timely submitted, except for such deficiencies, quality of care deficiencies, denials of payments for new admissions, civil monetary penalties, loss of Health Care Permits, Provider Agreements decertification or debarment as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.17    Brokers and Other Advisors.  Except for Marcus & Millichap Real Estate Investment Brokerage Company of Ohio and Welcare Service Corporation-II, the fees and expenses of which will be paid by Fund II, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Mayfair Village or Mayfair Nursing Care.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER

The Purchaser represents and warrants to Fund II that:

Section 4.1    Organization; Standing.  Each entity which comprises the Purchaser is a limited liability company, duly organized, validly existing and in good standing under the Laws of the state of Tennessee.

Section 4.2    Authority; Noncontravention.

(a)           Each entity which comprises the Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by each entity which comprises the Purchaser of this Agreement, and the consummation by each entity which comprises the Purchaser of the Transactions, have been duly authorized and approved by the members of such respective entity.  This Agreement has been duly executed and delivered by each entity which comprises the Purchaser and, constitutes a legal, valid and binding obligation of each entity which comprises the Purchaser, enforceable against such entity which comprises the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           Neither the execution and delivery of this Agreement by the Purchaser, nor the consummation by the Purchaser of the Transactions, nor compliance by the Purchaser with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Charter Documents of the Purchaser, (ii) violate any Law, judgment, writ or injunction of any Governmental Authority, or (iii) violate or constitute a default under any of the terms, conditions or provisions of any material Contract to which the Purchaser or any of its Subsidiaries is a party, except, in the case of clauses (ii) and (iii), for such violations or defaults as would not reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

Section 4.3     Governmental Approvals.  Except for filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Purchaser or the consummation by the Purchaser of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

Section 4.4     Capital Resources.  The Purchaser has, and will have at the Closing, sufficient cash and cash equivalents available to pay the Mayfair Village Purchase Price and the Mayfair Nursing Care Purchase Price, to pay in full all indebtedness to be repaid by the Purchaser (or Mayfair Village or Mayfair Nursing Care, as applicable) at or following the Closing as contemplated hereby, to pay all related fees and expenses of Purchaser payable by it in connection with the Transactions, to make any payments that may be required to be made in respect of Mayfair Village and/or Mayfair Nursing Care’s indebtedness at or following the

Closing as a consequence of the Transactions and to fund the ongoing operations of Mayfair Village and Mayfair Nursing Care.

Section 4.5    Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser.

Section 4.6    Investigation; Acknowledgement; No Additional Representations.  Purchaser has conducted a thorough review and analysis of the business, operations, assets, liabilities, results of operations and financial condition of Mayfair Village and Mayfair Nursing Care, has had the opportunity to ask questions, has had its own attorneys and accountants review all documents, records and information it deems necessary, and has received sufficient answers, in connection with its decision to enter into this Agreement and to consummate the Transactions contemplated hereby.  Purchaser further acknowledges that it has been provided adequate access to the personnel, properties, premises and records of Mayfair Village and Mayfair Nursing Care  for such purpose.  Purchaser acknowledges and agrees that (a) neither Fund II nor any of its Representatives is making any representations or warranties on behalf of Fund II, Mayfair Village or Mayfair Nursing Care whatsoever, express or implied, beyond those expressly given by Fund II in Article III hereof, and (b) Purchaser has not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Article III of this Agreement.  Without limiting the generality of the foregoing, Purchaser acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to Purchaser or any of its Representatives.  Neither Fund II nor any of its Representatives will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including the Confidential Descriptive Memorandum, dated May 2007, related to Mayfair Village and Mayfair Nursing Care and any information, documents or material made available to Purchaser or its Representatives in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Purchaser, whether orally or in writing, documents provided after the date hereof pursuant to this Agreement, or in any other form in expectation or furtherance of the Transactions contemplated by this Agreement, nor has Purchaser relied on any such information

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1    Conduct of Business.

(a)           Except as contemplated or permitted by this Agreement or Section 5.1 of the Fund II Disclosure Schedule or as required by applicable Law, during the period from the date of this Agreement until the Closing Date, unless the Purchaser otherwise consents (which consent shall not be unreasonably withheld or delayed), Fund II shall cause Mayfair Village and Mayfair Nursing Care to conduct its business in all material respects in the ordinary course consistent with past practice and policies.

(b)           Except as contemplated or permitted by, or reasonably necessary in connection with the performance of, this Agreement or as required by applicable Law or Section 5.1 of the Fund II Disclosure Schedule during the period from the date of this Agreement until the Closing Date, unless the Purchaser otherwise consents (which consent shall not be unreasonably withheld or delayed), neither Mayfair Village nor Mayfair Nursing Care shall:

(i)           (A) issue, sell or grant any of its partnership interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such partnership interests, or any rights, warrants or options to purchase any such partnership interests; (B) redeem, purchase or otherwise acquire any of its outstanding partnership interests, or any rights, warrants or options to acquire any partnership interests, except pursuant to commitments in effect as of the date hereof; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any partnership interests, except for (y) tax distributions and (z) regular distributions consistent with past practice; or (D) split, combine, subdivide or reclassify any partnership interests;

(ii)           incur any indebtedness for borrowed money or guarantee any such indebtedness, other than in the ordinary course of business consistent with past practice and policies;

(iii)           sell any of its material properties or assets, except (A) sales, leases, saleleaseback transactions, rentals and licenses in the ordinary course of business, (B) pursuant to Contracts in effect on the date of this Agreement or (C) dispositions of obsolete or worthless assets;

(iv)           increase in a material respect the compensation of any of its directors, officers or employees, other than (A) as required pursuant to applicable Law or the terms of Contracts in effect on the date of this Agreement, and (B) increases in salaries, wages and benefits made in the ordinary course of business;

(v)           make any material changes in financial or Tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(vi)           amend in any material respect any of its Charter Documents;

(vii)           adopt a plan or agreement of complete or partial liquidation or dissolution; or

(viii)          agree to take any of the foregoing actions.

(c)           The Purchaser agrees that, during the period from the date of this Agreement until the Closing Date, the Purchaser shall not, and shall not permit any of its Subsidiaries to, take, or agree or commit to take, any action that could reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order or Restraint prohibiting or impeding the consummation of the Transactions or (iii) otherwise materially delay the consummation of the Transactions (each, a “Delay”).  Without limiting the generality of the foregoing, the Purchaser agrees that, during the period from the date of this Agreement until the Closing Date, the Purchaser shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets or rights, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to result in a Delay.

Section 5.2    No Solicitation.  Until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII, Fund II shall not, and shall not permit either of the Companies to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations or enter into a letter of intent or other similar Contract with any Person (other than the Purchaser) with respect to a sale of all or any substantial portion of the assets of Mayfair Village or Mayfair Nursing Care or a sale of all or any substantial portion of the equity securities of Mayfair Village or Mayfair Nursing Care (an “Acquisition Transaction”).  Fund II shall, and shall cause each of the Companies to, immediately discontinue any ongoing discussions or negotiations with any Person (other than the Purchaser) relating to an Acquisition Transaction.

Section 5.3    Reasonable Best Efforts.

(a)           Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions set forth in Article VI to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions as contemplated hereby, including preparing and filing promptly all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions.  Specifically, Fund II, as the assigning partner in Mayfair Nursing Care, hereby acknowledges and agrees that the resulting change in the composition of the ownership of Mayfair Nursing Care following the assignment of the Mayfair Nursing Care Interests to MMI should not constitute a change of operator for purposes of Ohio Revised Code Section 5111.65, and Fund II agrees to execute any required statement that may be submitted to the Ohio Department of Jobs and Family Services affirming that Fund II agrees that this assignment of the Mayfair Nursing Care Interests to MMI should not constitute a change of operator for purposes of Ohio Revised Code Section 5111.65.  For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a United States or federal Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)           Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions.  Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions.  Each party shall have the right to attend conferences and meetings between the other party and regulators concerning the Transactions.

(c)           In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions.  Without limiting any other provision hereof, the Purchaser and Fund II shall each use its reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the Transactions, on or before the Walk-Away Date, including by defending through litigation on the merits any claim asserted in any court by any Person, and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the Walk-Away Date) including, with respect to the Purchaser, the Purchaser shall take all such actions, including (y) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of the Purchaser (or any of its Subsidiaries) and (z) otherwise taking or committing to take actions that limit Purchaser or its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Transactions.

Section 5.4    Public Announcements.  No party hereto shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the Transactions without the prior written consent of the Purchaser and Fund II (in each case which consent shall not be unreasonably withheld or delayed), except in any such case as may be required by Law or by any applicable listing agreement with a national securities exchange or national market system as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior notice to the other parties).

Section 5.5   Access to Information; Confidentiality.  Subject to applicable Laws relating to the exchange of information, Fund II shall afford to the Purchaser and the Purchaser’s Representatives reasonable access during normal business hours to the Companies’ properties, books, Contracts and records and the Companies shall furnish to the Purchaser such information concerning their businesses and properties as the Purchaser may reasonably request; provided, however, that no Company shall be obligated to provide such access or information if such Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party or jeopardize the protection of an attorney-client privilege.  Until the Closing Date, the information provided will be subject to the terms of the Confidentiality Agreement.

Section 5.6    Indemnification and Insurance.

(a)           From and after the Closing Date, the Purchaser shall, and shall cause the Companies to, indemnify and hold harmless each individual who at the Closing Date is, or at any time prior to the Closing Date was, a director, officer, manager or member of a Company (each, a “Company Indemnitee” and, collectively, the “Company Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, acts or omissions by a Company Indemnitee in the Company Indemnitee’s capacity as a director, officer, employee, manager, agent or member of a Company or taken at the request of a Company (including in connection with serving at the request of a Company as a director, officer, employee, manager, agent or member of another Person (including any employee benefit plan) at, or at any time prior to, the Closing Date (including in connection with the Transactions), to the fullest extent permitted under applicable Law.  In addition, from and after the Closing Date, the Purchaser shall, and shall cause the Companies to, pay any expenses (including fees and expenses of legal counsel) of any Company Indemnitee under this Section 5.6 (including in connection with enforcing the indemnity and other obligations provided for in this Section 5.6) when and as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law, as finally determined by a court of competent jurisdiction.  Notwithstanding anything herein to the contrary, Purchaser shall have no obligation to indemnify and hold any Company Indemnitee harmless with respect to any claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses (including fees and expenses of legal counsel) in connection with any criminal proceeding or investigation brought against such individual.

(b)           The provisions of this Section 5.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Company Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.  The obligations of the Purchaser and the Companies under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnitee to whom this Section 5.6 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Company Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Company Indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6).

(c)           In the event that the Purchaser, a Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, as a condition to the consummation of any such transaction, proper provision shall be made so that the successors and assigns of the Purchaser and the Company shall assume all of the obligations thereof set forth in this Section 5.6.

Section 5.7     Fees and Expenses.  All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

Section 5.8    Employee Matters.

(a)           The Purchaser shall, for a period of one (1) year immediately following the Closing Date, cause each Company to provide employees of such Company (“Company Employees”) with (x) at least the same level of salary and bonus opportunity as in effect on the Closing Date and (y) benefits that are no less favorable in value and coverage, in the aggregate, than benefits provided by the Company to Company Employees prior to the Closing Date.  Without limiting the foregoing, (i) the Company Employees will have the same rights as existing employees of the Purchaser to participate in any employee benefit or welfare plans sponsored by the Purchaser (the “Purchaser Plans”) in accordance with the terms thereof, and (ii) the Purchaser will honor without modification all employee (or former employee) benefit obligations accrued as of the Effective Time and all employee severance plans (or policies) and employment or severance agreements or arrangements of the Company.  All individuals eligible to participate in any Company Plans shall be immediately eligible to participate in the similar Purchaser Plans.

(b)           The Purchaser or one of its Affiliates shall recognize the service of Company Employees prior to the Closing Date as service with the Purchaser and its Affiliates in connection with any 401(k) savings plan and welfare benefit plan and policy (including vacations and severance policies) maintained by the Purchaser or one of its Affiliates which is made available following the Closing Date by the Purchaser or one of its Affiliates for all purposes except for benefit accruals pursuant to any defined benefit plans.

(c)           The Purchaser shall (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Employees under any welfare benefit plan (as defined in Section 3(1) of ERISA) which is made available to Company Employees following the Closing Date by the Purchaser or one of its Affiliates and (ii) provide credit to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the employee benefit plans, programs and arrangements of the Company during the portion of the relevant plan year including the Closing Date

                Section 5.9     Obligations Arising Under the WARN Act or Similar State Laws.  To the extent required by applicable law, the Purchaser shall provide, or shall cause the Companies to provide, any notification required under the WARN Act, or any similar state law, as a result of the Transactions.  The Purchaser further agrees to indemnify and hold harmless Fund II and its Representatives from all liabilities incurred under the WARN Act or similar state laws by virtue of the Transactions.

Section 5.10    Work Force Retention.  In the event that some or all of the Companies’ work force will not be retained as a result of the Transactions, the Purchaser shall indemnify Fund II for any severance pay or other obligations to employees arising prior to the Closing.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1     Conditions to Each Party’s Obligation to Effect the Transactions.  The respective obligations of each party hereto to effect the Transactions shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Antitrust.  The waiting period (and any extension thereof) applicable to the purchase and sale of the Mayfair Village Interests and the Mayfair Nursing Care Interests under the HSR Act shall have been terminated or shall have expired;

(b)           No Injunctions or Restraints.  No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal; and

(c)           Governmental and Regulatory Approvals.  Other than the consents, approvals, filings and notices pursuant to the HSR Act (which are addressed in Section 6.1(a)), governmental approvals, filings and notices set forth on Schedule 6.1(c) hereto shall have been obtained or made.

Section 6.2    Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to effect the Transactions are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties of the Companies.  The representations and warranties of Fund II as to itself and each of the Companies contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except (x) for changes permitted or contemplated by this Agreement or (y) where the failure or failures to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

(b)           Performance of Obligations of Fund II and the Companies.  Fund II and each Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c)           Officer’s Certificate.  The Purchaser shall have received a certificate signed on behalf of Fund II by an executive officer of Fund II certifying that the conditions set forth in Section 6.2(a) and (b) have been satisfied; and

(d)           Ancillary Deliveries.  Fund II and the Companies, as applicable, shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 7.2.

(e)           Modification of Limited Partnership Agreements.  Fund II shall have caused the limited partnership agreements for each of the Companies to be amended so that an assignment of the Mayfair Village Interests and the Mayfair Nursing Care Interests shall not obligate the limited partner of each of the Companies to cause its .5% limited partnership interest in each of the Companies to be redeemed and to otherwise provide for the substitution of the general partner named therein.

Section 6.3    Conditions to Obligations of Fund II.  The obligation of Fund II to effect the Transactions is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure or failures to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement;

(b)           Performance of Obligations of Purchaser.  The Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c)           Officer’s Certificate.  The Company shall have received a certificate signed on behalf of the Purchaser by an executive officer of the Purchaser certifying that the conditions set forth in Sections 6.3(a) and (b) have been satisfied; and

(d)           Ancillary Deliveries.  The Purchaser shall have delivered, or caused to be delivered, to Fund II the documents and other items listed in Section 7.3.

ARTICLE VII

CLOSING

Section 7.1    Closing.  Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the Transaction (the “Closing”) shall occur within two (2) business days following the satisfaction or waiver of the conditions set forth in Article VI that are contemplated to be satisfied prior to the Closing Date or on such other date as the parties may agree, but in no event less than forty-five (45) days from the date of this Agreement (the date of the Closing being referred to as the “Closing Date”).  The Closing shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP, 600 Peachtree Street, NE, Suite 2400, Atlanta, Georgia 30308, or at such other place as the parties may agree.

Section 7.2    Closing Deliveries of Fund II.  At the Closing, Fund II shall deliver to the Purchaser, the following:

(a)           Fund II shall deliver to MCI an assignment of the Mayfair Village Interests;

(b)           Fund II shall deliver to MMI an assignment of the Mayfair Nursing Care Interests;

(c)           Fund II shall deliver to the Purchaser payoff letters from each lender of the Closing Date Indebtedness providing that if the aggregate amount therein is paid on the Closing Date, such indebtedness shall be repaid in full and that all Liens affecting real or personal property of the Companies will be released; and

(d)           if requested in writing by the Purchaser not less than five (5) Business Days prior to the Closing Date, Fund II shall deliver to the Purchaser a resignation, effective as of the Closing Date, of each officer, director and manager of a Company.

Section 7.3    Purchaser Closing Deliveries.  At the Closing, the Purchaser shall deliver, or cause to be delivered, to Fund II, the following:

(a)           the portion of the Mayfair Village Purchase Price to be paid at Closing pursuant to Section 2.1, paid and delivered in accordance with such Section; and

(b)           the portion of the Mayfair Nursing Care Purchase Price to be paid at Closing pursuant to Section 2.2, paid and delivered in accordance with such Section.

ARTICLE VIII

TERMINATION

Section 8.1    Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing Date:

(a)           by the mutual written consent of Fund II and the Purchaser;

(b)           by either of Fund II or the Purchaser:

(i)           if the Transactions shall not have been consummated on or before December 21, 2007 (the “Walk-Away Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Transactions to have been consummated on or before the Walk-Away Date was due to the failure of such party to perform any of its obligations under this Agreement or if at such time such party is in breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(ii)           if any Restraint having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable;

(c)           by the Purchaser if Fund II or a Company shall have materially breached any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach (x) would give rise to the failure of a condition set forth in Section 6.2 to be satisfied on or before the Walk-Away Date and (y) cannot be cured by Fund II or the Company by the Walk-Away Date; or

(d)           by Fund II if the Purchaser shall have materially breached any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach (x) would give rise to the failure of a condition set forth in Section 6.3 to be satisfied on or before the Walk-Away Date and (y) cannot be cured by the Purchaser by the Walk-Away Date.

Section 8.2    Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 5.7, 8.2, Article IX, and the Confidentiality Agreement in accordance with its terms, all of which shall survive termination of this Agreement), and the Earnest Money Deposit shall be returned to Purchaser (except in the event of a termination pursuant to Section 8.1(d), in which case the Earnest Money Deposit shall be paid to Fund II as Fund II’s sole remedy for a breach of this Agreement by Purchaser), and there shall be no liability on the part of any party hereto, except that nothing shall relieve Fund II from any willful breach of this Agreement, nor any party from liability for fraud.

ARTICLE IX

INDEMNIFICATION

Section 9.1    Agreement of Fund II to Indemnify.

Subject to the terms and conditions of this Article IX, Fund II agrees to indemnify, defend, and hold harmless the Purchaser Indemnitees from, against, for, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by the Purchaser Indemnitees by reason of, resulting from, based upon, or arising out of:

(a)           the breach of any covenant or agreement of Fund II contained in or made pursuant to this Agreement; and

(b)           any Losses with respect to the operations of any Health Care Facility under the Health Care Program prior to the Closing Date.

Section 9.2    Procedures for Indemnification.

(a)           An Indemnification Claim shall be made by the Indemnitee by delivery of a written declaration to the Indemnitor requesting indemnification and specifying the basis on which indemnification is sought and the amount of asserted Losses and, in the case of a Third Party Claim, containing (by attachment or otherwise) such other information as the Indemnitee shall have concerning such Third Party Claim.

(b)           If the Indemnification Claim involves a Third Party Claim, the procedures set forth in Section 9.3 hereof shall be observed by the Indemnitee and the Indemnitor.

(c)           If the Indemnification Claim involves a matter other than a Third Party Claim, the Indemnitor shall have thirty (30) Business Days to object to such Indemnification Claim by delivery of a written notice of such objection to the Indemnitee specifying in reasonable detail the basis for such objection.  Failure to timely so object shall constitute a final and binding acceptance of the Indemnification Claim by the Indemnitor and the Indemnification Claim shall be paid in accordance with Section 9.2(d) hereof.  If an objection is timely interposed by the Indemnitor, then the Indemnitee and the Indemnitor shall negotiate in good faith for a period of thirty (30) Business Days from the date (such period is hereinafter referred to as the “Negotiation Period”) the Indemnitee receives such objection.  After the Negotiation Period, if the Indemnitor and the Indemnitee still cannot agree on an Indemnification Claim, either the Indemnitor or Indemnitee may submit the dispute concerning such Indemnification Claim for resolution as provided in Section 10.6 below; provided, however, nothing herein shall prevent the parties from seeking equitable or injunctive relief in a court of equity with respect to such dispute.

(d)           Upon determination of the amount of an Indemnification Claim that is binding on both the Indemnitor and the Indemnitee, the Indemnitor shall pay the amount of such Indemnification Claim from the Escrow Amount or, if the Escrow Amount has been released or otherwise exhausted, by wire transfer of immediately available funds within ten (10) days of the date such amount is determined.

(e)           Unless earlier exhausted, any funds remaining in the Escrow Amount shall be released and paid to Fund II by wire transfer of immediately available funds promptly after the second anniversary of the Closing Date.

Section 9.3    Defense of Third Party Claims.

(a)           In the event of a Third Party Claim, the Indemnitor shall have thirty (30) days (or such lesser time as may be necessary to comply with statutory response requirements for litigation claims that are included in such Third Party Claims) from receipt of the Indemnification Claim (the “Notice Period”) to notify the Indemnitee, (i) whether or not the Indemnitor disputes its liability to the Indemnitee with respect to such claim, and (ii) notwithstanding any such dispute, whether or not the Indemnitor will, at its sole cost and expense, defend the Indemnitee against such claim.

(b)           In the event that the Indemnitor notifies the Indemnitee within the Notice Period that it will defend the Indemnitee against such claim then, except as hereinafter provided, the Indemnitor shall have the right to defend the Indemnitee by appropriate proceedings, which proceedings shall be promptly settled or prosecuted by the Indemnitor to a final conclusion in such a manner as to minimize the risk of the Indemnitee becoming subject to Liability for any other significant matter. If the Indemnitee desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense.  If in the reasonable opinion of the Indemnitee, any such claim or the litigation or resolution of any such claim involves an issue or matter that could have a materially adverse effect on the Indemnitee, the Indemnitee shall have the right to control the defense or settlement of any such claim or demand and its reasonable costs and expenses shall be included as part of the indemnification obligation of the Indemnitor.  If the Indemnitee should elect to exercise such right, the Indemnitor shall have the right to participate in, but not control, the defense or settlement of such claim at its sole cost and expense.

(c)           Except where the Indemnitor disputes its liability in a timely manner under this Section 9.3, the Indemnitor shall be conclusively liable for the amount of any Loss resulting from such claim or defense.

(d)           The Indemnitee and the Indemnitor shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such claim and furnishing, without expense to the Indemnitor, management employees of the Indemnitee as may be reasonably necessary for the preparation of the defense of any such claim or for testimony as witness in any proceeding relating to such claim.

Section 9.4    Settlement of Third Party Claims.

No settlement of a Third Party Claim involving the asserted Liability of the Indemnitee under this Article IX shall be made without the prior written consent by or on behalf of the Indemnitee, which consent shall not be unreasonably withheld or delayed.  In the event of any dispute regarding the reasonableness of a proposed settlement, the party that will bear the larger financial Loss resulting from such settlement shall make the final determination in respect thereto, which determination shall be final and binding on all involved parties.  Any settlement of a Third Party Claim shall include an unconditional term releasing the Indemnitee from all Liability in respect of such asserted Liability.

Section 9.5    Duration.

The indemnification rights of the parties hereto for Losses under Section 9.1(b) are subject to the condition that the Indemnitor shall have received written notice of the Losses for which indemnity is sought within two (2) years after the Closing Date.  The indemnification rights of the Purchaser for Losses resulting from a breach of any covenants or agreements of Fund II shall be effective for all purposes hereunder without limitation as to the time within which such notice may be given.

Section 9.6    Limitations.

(a)           Threshold.  The Indemnitor shall be obligated to indemnify the Indemnitee only when the aggregate of all Losses suffered or incurred by the Indemnitee as to which a right of indemnification is provided under Section 9.1(b) exceeds $250,000 (the “Threshold

Amount”).  Subject to the preceding sentence, after the aggregate of all Losses suffered or incurred by the Indemnitee under Section 9.1(b) exceeds the Threshold Amount, the Indemnitor shall be obligated to indemnify the Indemnitee for the aggregate of all such Losses, including all Losses used to reduce the Threshold Amount.

(b)           Maximum Amount.  The aggregate Liability of Fund II under Section 9.1(b) shall not exceed the Indemnity Escrow Amount.  Notwithstanding anything herein to the contrary, the Indemnity Escrow Amount shall constitute the Purchaser Indemnitees' sole and exclusive source of recovery for claims for indemnification arising under this Article IX.

(c)           Anti-Sandbagging.  No representation or warranty of Fund II contained herein shall be affected or deemed waived or otherwise impaired or limited by reason of any investigation or due diligence conducted by the Purchaser or its representatives, except to the extent that on or before the Closing Date, the Purchaser obtains or acquires knowledge of any facts, events or circumstances (including by virtue of any Fund II Disclosure Schedule) that would cause the particular representation or warranty of Fund II in question to be untrue.

Section 9.7    Adjustment to Purchase Price.

Any payment of an Indemnification Claim hereunder shall be accounted for as an adjustment to the Purchase Price.

ARTICLE X

MISCELLANEOUS

Section 10.1    Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any other instrument delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Closing, except for the covenants and agreements contained in this Article X and the covenants and agreements contained in this Agreement and in such other instruments that by their terms apply or are to be performed in whole or in part after the Closing Date.

Section 10.2    Amendment or Supplement.  This Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto.

Section 10.3    Extension of Time, Waiver, Etc.  Subject to applicable Law, at any time prior to the Closing, any party may, for itself and no other party hereto (except as otherwise provided herein), (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions.  Notwithstanding the foregoing, no failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 10.4    Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 10.4 shall be null and void.

Section 10.5    Counterparts; Facsimile.  This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  A signature delivered by facsimile, pdf or other electronic transmission shall constitute an original and binding on the party delivering its signature in such manner.

Section 10.6    Entire Agreement; No Third-Party Beneficiaries.  This Agreement, including the Fund II Disclosure Schedule, the exhibits hereto, the documents and instruments relating to the Transactions referred to herein and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) except for the provisions of Sections 5.6 and 5.8 are not intended to and shall not confer upon any Person other than the parties hereto any rights, benefits or remedies hereunder.

Section 10.7    Dispute Resolution.

(a)            If any dispute arises under this Agreement, the parties shall seek to resolve any such dispute between them, first, by negotiating promptly with each other in good faith in face-to-face negotiations.  If the parties are unable to resolve such dispute between them within twenty (20) Business Days after notice of such dispute is given by a party to the other party or parties (or such period as the parties shall otherwise agree) through these face-to-face negotiations, then the parties shall seek to resolve any such dispute between them through non-binding mediation in Atlanta, Georgia within twenty (20) Business Days following the termination of the parties’ face-to-face negotiations (or such other period and place as the parties shall agree).  If the parties are unable to resolve such dispute through mediation, any such dispute shall be resolved by private binding arbitration in accordance with Section 10.7(b) below.

(b)           (i) Any dispute which is not otherwise settled in accordance with Section 10.7(a) above, shall be settled by binding arbitration held in Atlanta, Georgia.  The Commercial Arbitration Rules of the American Arbitration Association are hereby incorporated by reference; provided, however, that the parties do not intend any arbitration hereunder to be administered by the American Arbitration Association.  The interpretation and enforceability of this Section 10.7 shall be governed exclusively by the Federal Arbitration Act, 9 U.S.C. § 1-16.

        (ii) The arbitrator(s) shall have authority to award relief under legal or equitable principles, including interim or preliminary relief (and the right of Purchaser to obtain specific performance in the event of Fund II’s willful breach of this Agreement), and to allocate responsibility for the costs of the arbitration and to award recovery of attorneys’ fees and expenses in such manner as is determined to be appropriate by the arbitrator(s).

        (iii) Judgment upon the award rendered by the arbitrator(s) may be entered in any court having in personam and subject matter jurisdiction.

(c)           All proceedings under this Section 10.7, and all evidence given or discovered pursuant hereto, shall be maintained in confidence by all parties.

(d)           The fact that the dispute resolution procedures specified in this Section 10.7 shall have been or may be invoked shall not excuse any party from performing its obligations under this Agreement and during the pendency of any such procedure all parties shall continue to perform their respective obligations in good faith, subject to any rights to terminate this Agreement that may be available to any party.

(e)           All applicable statutes of limitation shall be tolled while the procedures specified in this Section 10.7 are pending.  The parties will take such action, if any, required to effectuate such tolling.

Section 10.8    Governing Law.

This agreement shall be governed by and interpreted under the laws of the State of Georgia (without regard to its principles of conflicts of laws).

Section 10.9    Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to the Purchaser or, following the Closing, a Company, to:

Mayfair Medical Investors, LLC
c/o Life Care Centers of America, Inc.
3001 Keith Street, NW
Cleveland, Tennessee 37312
Attention:  Forrest L. Preston
Facsimile:  (423) 339-8339

with a copy (which shall not constitute notice) to:

Life Care Center of America, Inc.
3001 Keith Street, NW
Cleveland, Tennessee 37312
Attention:  Real Estate Counsel
Facsimile:  (423) 339-8339

If to Fund II or, prior to the Closing, a Company, to:

Consolidated Resources Health Care Fund II
by Welcare Service Corporation-II, Inc., its Managing General Partner
1175 Peachtree Street, Suite 1230
Atlanta, GA  31106
Attention: John F. McMullan
Telephone: (404) 873-1919
Facsimile: (404) 873-5593

with a copy (which shall not constitute notice) to:

Paul Hastings, Janofsky & Walker, LLP
600 Peachtree Street, N.E.
Suite 2400
Atlanta, GA 30308
Attention: Elizabeth H. Noe
Telephone:  (404) 815-2287
Facsimile: (404) 815-2424

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 10.10    Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 10.11   Definitions.

(a)              As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Accounting Arbitrator” means any of the four (4) largest national accounting firms to be chosen by mutual agreement of the Purchaser and Fund II.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose,“control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” shall mean this Equity Purchase Agreement, as amended from time to time.

“Bankruptcy and Equity Exception” shall mean the extent that enforceability may be limited by the effect of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

“business day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of Atlanta are authorized or required by Law to be closed.

“Charter Document” shall mean, in regards to a specified Person and as applicable, the certificate of incorporation, bylaws, certificate of formation, limited liability company agreement, partnership agreement or analogous charter document of such Person.

“Closing Date Indebtedness” shall mean, in regards to a specified Person, the aggregate amount of indebtedness of such Person with respect to borrowed money (including accrued and unpaid interest thereon) as of the Closing Date.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company” or “Companies” shall mean any or all of Mayfair Village and Mayfair Nursing Care.

“Company Material Adverse Effect” shall mean any change, event, effect or occurrence which has a material adverse effect on the business, results of operations or financial condition of the Companies taken as a whole, other than changes, events, effects or occurrences arising out of, resulting from or attributable to (i) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates, fluctuating commodity prices, unexpected product shortages, and product purchasing and supply, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect industries in which the Companies conduct business, (iii) the negotiation, execution, announcement, pendancy or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, pertinents, referral sources, suppliers, distributors, partners or employees, (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (v) hurricanes, floods, earthquakes or other natural disasters or (vi) any action taken by a Company as contemplated or permitted by this Agreement or with the Purchaser’s consent.

                 “Confidentiality Agreement” shall mean that certain non-disclosure agreement between the Purchaser (or an Affiliate thereof) and Marcus & Millichap Real Estate Investment Brokerage Company of Ohio, on behalf of Fund II and the Companies.

“Environmental Law” shall mean any applicable Law relating to (i) the protection of the environment (including air, water, soil and natural reserves), or (ii) the use, storage, handling, release or disposal of Hazardous Substances, in each case as in effect on the date of this Agreement.

“Escrow Agent” shall mean LandAmerica Financial Group, Inc., a national title insurance company, with an address of 150 Federal Street, Suite 200, Boston, MA  02110-1745.

“Financial Statements” shall mean the audited combined balance sheet of the Companies at December 31, 2006, and the related statement of income for the twelve (12) month period then ended.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Substance” shall mean any substance to the extent presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including petroleum and any derivative or by-products thereof.

“Health Care Facility” or “Health Care Facilities” shall mean any or all of Mayfair Village and Mayfair Nursing Care.

“Health Care Governmental Entity” shall mean any Governmental Entity having jurisdiction over the certification, licensing, evaluation or operations of any of the Health Care Facilities.

“Health Care Legal Requirement” shall mean all federal, state and local laws, rules, regulations, ordinances and decrees relating to Health Care Licenses, Health Care Permits, Health Care Programs, reporting and disclosure, the handling of medical waste, handling and dispensing of pharmaceutical products, fraud and abuse, anti-kickback, anti-referral, false claims, medical records and patient privacy, as now in effect, including, but not limited to, Titles XVIII and XIX of the Social Security Act, the federal Anti-kickback statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. §§ 3729, et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d, et seq.), the exclusion laws (42 U.S.C. § 1320a-7) and comparable state Laws.

“Health Care License” shall mean a license issued by a Health Care Governmental Entity to operate a Health Care Facility or to provide healthcare or related services of the Company.

                “Health Care Permits” shall mean all material permits, Health Care Licenses, approvals, registrations, qualifications, certifications, consents, certificates of need and other authorizations required by any Health Care Governmental Entity in connection with the operation of the business of the Companies, but excluding any Provider Agreements, participation agreements or other contractual or health plan obligations arising under or related to any Health Care Program.

“Health Care Program” shall mean any third party health care payment program in which any Company participates with regard to any of their Health Care Facilities, including, without limitation, any program, plan, insurance or assistance program (e.g., the Medicare, Medicaid, TRICARE programs, the Veterans Administration or any private insurance, health maintenance organizations, or preferred provider organizations).

“Indemnification Claim” means a claim for indemnification under Article IX.

“Indemnitee” means the party seeking indemnification hereunder.

“Indemnitor” means the party against whom indemnification is sought hereunder.

“Knowledge” shall mean, in the case of Fund II or the Companies, the actual knowledge (without any duty of investigation), as of the date of this Agreement, of John McMullan.

“Liens” shall mean any security interest, lien, mortgage, pledge, hypothecation, encumbrance, easement, restriction or interest of another Person.

“Litigation” means any suit, action, administrative or other audit (other than regular audits of financial statements by outside auditors) proceeding, arbitration, cause of action, charge, claim, complaint, compliance review, criminal prosecution, grievance inquiry, hearing, inspection, investigation (governmental or otherwise), notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting the Companies or the transactions contemplated by this Agreement.

“Loss” means any and all direct or indirect Litigation, payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, Liabilities, costs, expenses (including (A) interest, penalties and reasonable attorneys’ fees and expenses, including those necessary to enforce rights to indemnification hereunder, and (B) consultant’s fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing, whether accrued, absolute, contingent, known, unknown, or otherwise as of the Closing Date or thereafter.  A Loss shall be determined net of any insurance benefits or actual tax savings realized by the Indemnitee that are specifically related to the Loss.  In no event shall “Loss” include any special, punitive or consequential damages including, without limitation, diminution in the value of assets, lost income and profits or business interruption.

“Medicaid” shall mean the medical assistance program established by Title XIX of the Social Security Act (42 U.S.C. §§ 1396, et seq.) and any statute succeeding thereto.

“Medicare” shall mean the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (42 U.S.C. §§ 1395, et seq.) and any statute succeeding thereto.

“Permitted Lien” shall mean any and all (a) liens for Taxes or assessments and similar charges, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves (as determined in accordance with GAAP, consistently applied) have been established on the Company’s books with respect thereto; (b) mechanics’, materialmen’s or contractors’ liens or encumbrances, or any similar statutory liens or restrictions arising in the ordinary course of business and which in the aggregate are not substantial in amount, and do not interfere (and could not reasonably be expected to interfere) in any material respect with the present use of the Owned Real Property or, to the Knowledge of Fund II, the Leased Real Property; (c) zoning, entitlement, building and other land use regulations imposed by any Government Authority having jurisdiction over the real property owned, leased or used by the Company which are not violated by the current or contemplated use and operation of such real property or under which the current and contemplated use and operation of such real property is regarded as legally non-conforming; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the real property owned, leased or used by the Company for which no present violation exists, and otherwise do not and will not materially impair the occupancy or use, value or marketability of such real property which they encumber for the purposes for which it is currently used or contemplated to be used in connection with the business of the Company; (e) all encroachments, overlaps, overhangs, unrecorded easements, variations in area or measurement, rights of parties in possession, lack of access or any other matters not of record which would be disclosed by an accurate survey or physical inspection of the Owned Real Property, all of which do not materially interfere with the operations currently conducted at any Owned Real Property; (f) all electric power, telephone, gas, sanitary sewer, storm sewer, water and other utility lines, pipelines service lines and facilities of any nature on, over or under the Owned Real Property, and all related licenses, easements, rights-of-way and other agreements; (g) all existing public and private roads and streets (whether dedicated or undedicated) including all rights of the public to use such roads and streets, and all railroad lines and rights-of-way affecting the Owned Real Property; (h) prior reservations or conveyances of mineral rights or mineral leases of every kind and character; (i) water rights (whether asserted by any Governmental Authority or private party); (j) other imperfections of title, easements and encumbrances, if any, which do not currently interfere materially with operations as currently conducted at any Owned Real Property; (k) with respect to any property that is a leasehold or other possessory interests in real property, all encumbrances, covenants, imperfections in title, easements, restrictions and other title matters (whether or not they are recorded) to which the underlying fee estate in such real property is subject which were not created or incurred by a Company and which do not currently materially interfere with a Company’s operations as conducted on such property.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Provider Agreements” shall mean those Contracts pursuant to which any of the Companies obtains a provider or supplier number and is authorized to submit claims for payment for any of their Health Care Facilities, including all participation, provider and supplier agreements, whether such Provider Agreements are express, in writing or are evidenced by tie-in notices or other evidence.

“Representatives” when used with respect to any party, shall mean such party’s shareholders, directors, members, partners, managers, trustees, officers, employees, agents and representatives including, without limitation, legal counsel, accountants and financial advisors.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Target Net Working Capital” means $200,000.00.

“Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto.

“Transactions” refers collectively to the transactions contemplated by this Agreement.

The following terms are defined in the Sections of this Agreement set forth after such term below:

Acquisition Transaction	5.2	ERISA	3.10(a)
Aggregate Purchase Price	2.3(a)	Final Net Working Capital	2.4(e)
Antitrust Laws	5.3(a)	Final Net Working Capital
Balance Sheet Date	3.5(b)	Statement	2.4(e)
Closing	7.1	Fund II	Preamble
Closing Date	7.1	Fund II Disclosure Schedule	Article III
Company Employees	5.8(a)	General Permits	3.8
Company Indemnitee(s)	5.6(a)	Indemnitee	5.6(a)
Company IP Rights	3.14(b)	IP Rights	3.14(a)
Company Plan	3.10(a)	Laws	3.8
Contract	3.3(b)	Leased Real Property	3.12(b)
Current Assets	2.4(b)	Liens	3.1(c)
Current Liabilities	2.4(b)	Material Real Property Leases	3.12(b)
Delay	5.1(c)	Mayfair Nursing Care	Preamble

Mayfair Nursing Care Interests	1.2	Notice Period	9.3)
Mayfair Nursing Care Purchase Price 2.2(a)	2.2(a)	Owned Real Property	3.12(a)
Mayfair Village	Preamble	Purchaser	Preamble
Mayfair Village Interests	1.1)	Purchaser Plans	5.8(a)
Mayfair Village Purchase Price	2.1(a)	Restraints	6.1(b)
Negotiation Period	9.2(c)	Third –Party IP Rights	3.14(b)
Net Working Capital	2.4(b)	Threshold Amount	9.6(a)
Net Working Capital Statement	2.4(c)	Walk-Away Date	8.1(b)

Section 10.12        Interpretation.

(a)           When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.

(b)           The parties hereto have participated collectively in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as collectively drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

*          *          *

IN WITNESS WHEREOF, the parties hereto have caused this Equity Purchase Agreement to be duly executed and delivered as of the date first above written.

PURCHASER:

MAYFAIR RETIREMENT INVESTORS, LLC, a Tennessee limited liability company

By:	Development Investment Company II, Inc., its corporate manager

By:	/s/ Forrest L. Preston
Forrest L. Preston
President

MAYFAIR MEDICAL INVESTORS, LLC, a Tennessee limited liability company

By:	Development Investment Company II, Inc., its corporate manager

By:	/s/ Forrest L. Preston
Forrest L. Preston
President

FUND II:

Consolidated Resources Health Care Fund II, a Georgia limited partnership

By:	Welcare Service Corporation-II, Inc. its Managing General Partner

By:	/s/ John F. McMullan
John F. McMullan
President

Signature Page to Equity Purchase Agreement